AMERICAS SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated )

Americas Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars)

	March 31,	December 31,
As at	2016	2015
Assets
Current assets
Cash and cash equivalents	$2,835	$1,319
Trade and other receivables (Note 5)	6,026	4,529
Inventories (Note 6)	7,929	8,790
Prepaid expenses	578	737
Investment in Scorpio Gold (Note 7)	520	466
	17,888	15,841
Non-current assets
Restricted cash	151	151
Long-term investments	8	11
Property, plant and equipment (Note 8)	80,215	80,875
Total assets	$98,262	$96,878

Liabilities
Current liabilities
Trade and other payables	$8,618	$9,358
Income tax payable	19	-
Credit facilities (Note 10)	3,833	1,000
	12,470	10,358
Non-current liabilities
Other long-term liabilities	948	1,052
Credit facilities (Note 10)	5,390	6,141
Post-employment benefit obligations	9,436	9,290
Decommissioning provision	4,749	4,568
Deferred tax liabilities (Note 14)	635	624
Total liabilities	33,628	32,033

Equity
Share capital (Note 11)	181,420	181,133
Equity reserve	29,937	28,452
Foreign currency translation reserve	7,245	7,788
Changes in available-for-sale investment in Scorpio Gold	239	-
Deficit	(154,217)	(152,538)
Equity attributable to shareholders of the Company	64,624	64,835

Non-controlling interest	10	10
Total equity	64,634	64,845

Total liabilities and equity	$98,262	$96,878

Going concern (Note 2)
Contingencies (Note 17)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

1 | P a g e

Americas Silver Corporation
Condensed Interim consolidated statements of loss and comprehensive loss
(In thousands of U.S. dollars, except share and per share amounts)

	For the three-month period ended
	March 31,	March 31,
	2016	2015

Revenue	$14,902	$13,915

Cost of sales	(12,094)	(13,005)
Depletion and amortization (Note 8)	(1,847)	(2,714)
Care, maintenance and restructuring costs	(569)	(1,223)
Corporate general and administrative (Note 13)	(1,238)	(1,720)
Exploration costs	(375)	(320)
Accretion on decommissioning provision	(39)	(40)
Interest and financing expense	(460)	(574)
Foreign exchange gain (loss)	184	(69)
Loss on derivative liability	-	(126)
Loss on mining concession sales	-	(291)
Loss on investment in Scorpio Gold (Note 7)	(132)	-
Loss before income taxes	(1,668)	(6,167)
Income tax recovery (expense) (Note 14)	(11)	268

Net loss attributable to:
Equity shareholders of the Company	(1,679)	(5,899)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation reserve	(543)	195
Change in fair value of available-for-sale securities of Scorpio Gold	239	(389)
Other comprehensive loss	(304)	(194)
Comprehensive loss	$(1,983)	$(6,093)

Loss per share
Basic and diluted	(0.01)	(0.02)

Weighted average number of common shares outstanding
Basic and diluted (Note 12)	347,694,985	336,057,650

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2 | P a g e

Americas Silver Corporation
Condensed interim consolidated statements of changes in equity
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, except share amounts)

						Changes in fair
					Foreign	value of
					currency	available-for-		Non-
	Share capital			Equity	translation	sale investment		controlling	Total
	Shares (000s	)	Amount	reserve	reserve	in Scorpio Gold	Deficit	interest	equity

Balance at January 1, 2015	336,058		$179,897	$26,450	$7,974	$307	$(129,299)	$10	$85,339
Net loss for the period	-		-	-	-	-	(5,899)	-	(5,899)
Translation adjustment	-		-	-	195	-	-	-	195
Share-based payments	-		-	267	-	-	-	-	267
Change in fair value of investment in Scorpio Gold	-		-	-	-	(389)	-	-	(389)
Balance at March 31, 2015	336,058		$179,897	$26,717	$8,169	$(82)	$(135,198)	$10	$79,513

Balance at January 1, 2016	347,225		$181,133	$28,452	$7,788	$-	$(152,538)	$10	$64,845
Net loss for the period	-		-	-	-	-	(1,679)	-	(1,679)
Translation adjustment	-		-	-	(543)	-	-	-	(543)
Share-based payments	-		-	273	-	-	-	-	273
Change in fair value of investment in Scorpio Gold	-		-	-	-	239	-	-	239
Tax effect on expiration of warrants	-		-	(21)	-	-	-	-	(21)
Proceeds from exercise of warrants	2,250		287	(118)	-	-	-	-	169
Warrants issued and amended (Note 11)	-		-	1,351	-	-	-	-	1,351
Balance at March 31, 2016	349,475		$181,420	$29,937	$7,245	$239	$(154,217)	$10	$64,634

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3 | P a g e

Americas Silver Corporation
Condensed interim consolidated statements of cash flows
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars)

	March 31,	March 31,
	2016	2015
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(1,679)	$(5,899)
Adjustments for:
Depletion and amortization	1,847	2,714
Deferred income tax expense (recovery)	11	(302)
Accretion on decommissioning provision	39	40
Share-based payments	424	295
Unrealized loss on long-term investments	3	13
Loss on derivative liability	-	126
Non-cash impact of other long-term liabilities	(151)	7
Non-cash impact of credit facilities	129	(245)
Non-cash impact of post-employment benefit obligations	146	81
Loss on mining concession sales	-	291
Loss on investment in Scorpio Gold	132	-
	901	(2,879)
Changes in items of working capital:
Trade and other receivables	(1,497)	356
Income taxes	-	(86)
Inventories	861	(239)
Prepaid expenses	159	139
Trade and other payables	(844)	(3,672)
Net cash used in operating activities	(420)	(6,381)

Investing activities
Expenditures on property, plant and equipment	(1,045)	(2,915)
Investment in Scorpio Gold sales	89	-
Mining concession sales	-	88
Net cash used in investing activities	(956)	(2,827)

Financing activities
Cash paid on foreign exchange derivatives	-	(411)
Proceeds from credit facilities	2,900	-
Proceeds from exercise of warrants	169	-
Net cash generated from (used in) financing activities	3,069	(411)

Effect of foreign exchange rate changes on cash	(177)	302
Increase (decrease) in cash and cash equivalents	1,516	(9,317)
Cash and cash equivalents, beginning of period	1,319	15,224
Cash and cash equivalents, end of period	$2,835	$5,907

Cash and cash equivalents consist of:
Cash	$2,835	$5,907
Term deposits	-	-
	$2,835	$5,907

Interest paid during the period	$191	$202

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

1.	Corporate information

Americas Silver Corporation ( formerly Scorpio Mining Corporation)(the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The merger of the Company and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed on December 23, 2014 pursuant to a plan of arrangement under the Business Corporations Act ( Ontario). The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2016 were approved and authorized for issue by the Board of Directors of the Company on May 12, 2016.

2.	Basis of presentation and going concern

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ( “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee ( “IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard ( “IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2015.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company operates in a cyclical industry where levels of cash flow have historically been correlated to market prices for commodities. Several material uncertainties, such as the price of commodities and foreign currency exchange rates, cast significant doubt upon the going concern assumption. Continuance as a going concern is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis. To improve cash flows, the Company amended an existing credit facility agreement with its lenders to defer commencement of principal payments from August 2015 to January 2017, and closed other subordinated, secured credit facility agreements. Management continues to pursue financing alternatives to fund the Company’s operations so it can continue as a going concern should commodity prices remain at current price levels. The outcome of these financing alternatives cannot be predicted at this time. The Company has cash and cash equivalents of $2.8 million, working capital of $5.4 million, and deficit of $154.2 million as at March 31, 2016, and a net loss of $1.7 million for the three-month period ended March 31, 2016.

These unaudited condensed interim consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3.	Changes in accounting policies and recent accounting pronouncements

The following are future changes in accounting policies not yet effective as at March 31, 2016:

(i)	Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” ( “IAS 39”).The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

5 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

(ii)	Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

(iii)	Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

4.	Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2015.

5.	Trade and other receivables

	March 31,	December 31,
	2016	2015

Trade receivables	$4,214	$2,405
Value added taxes receivable	1,595	1,789
Other receivables	217	335
	$6,026	$4,529

6.	Inventories

	March 31,	December 31,
	2016	2015

Concentrates	$1,569	$1,780
Spare parts and supplies	5,427	5,594
Ore stockpile	933	1,416
	$7,929	$8,790

The amount of inventories recognized as an expense was $12.1 million during the three-month period ended March 31, 2016 (2015: $13.0 million). During the three-month period ended March 31, 2016, the concentrate inventory and spare parts and supplies write-down to net realizable value included in cost of sales was $0.1 million and nil, respectively (2015: $2.0 million and nil, respectively).

6 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

7.	Investment in Scorpio Gold

At March 31, 2016, the Company held 7,503,806 common shares of Scorpio Gold Corporation ( “Scorpio Gold”) which represented approximately 6% of Scorpio Gold’s issued and outstanding common shares.

The investment in Scorpio Gold is accounted for as an available-for-sale financial asset which is reviewed at the end of each reporting period for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. This review includes an analysis of the facts and circumstances of this financial asset, its market price, the severity of loss and the length of time the fair value has been below cost.

	March 31,	December 31,
	2016	2015

Investment, beginning of period	$466	$1,655
Sale of investment	(100)	(92)
Change in fair value and foreign exchange	154	(1,097)
Investment, end of period	$520	$466

8.	Property, plant and equipment

				Corporate
	Mining	Non-producing	Plant and	office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2015	$56,612	$75,429	$36,313	$187	$168,541
Assets acquired	7,647	825	1,899	-	10,371
Change in decommissioning provision	(305)	-	-	-	(305)
Disposals	-	(508)	(16)	(26)	(550)
Balance at December 31, 2015	63,954	75,746	38,196	161	178,057
Assets acquired	1,061	21	19	5	1,106
Change in decommissioning provision	142	-	-	-	142
Disposals	-	-	(61)	-	(61)
Balance at March 31, 2016	$65,157	$75,767	$38,154	$166	$179,244

Accumulated depreciation
and depletion
Balance at January 1, 2015	$25,211	$50,502	$11,520	$55	$87,288
Depreciation/depletion for the year	3,087	-	5,372	22	8,481
Impairments (Note 9)	-	-	1,429	-	1,429
Disposals	-	-	(16)	-	(16)
Balance at December 31, 2015	28,298	50,502	18,305	77	97,182
Depreciation/depletion for the period	630	-	1,212	5	1,847
Balance at March 31, 2016	$28,928	$50,502	$19,517	$82	$99,029

Carrying value
at December 31, 2015	$35,656	$25,244	$19,891	$84	$80,875
at March 31, 2016	$36,229	$25,265	$18,637	$84	$80,215

9.	Impairment of mining interests

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment charges incurred for the three-month period ended March 31, 2016. An impairment loss of $1.4 million related to the U.S. operations was recorded for the year ended December 31, 2015 as a result of writing down carrying amounts of plant and equipment to recoverable amounts.

7 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

10.	Credit facilities

On August 7, 2013, U.S. Silver signed a credit agreement with Royal Capital Management Corp. ( “RCM”) as security agent, and certain lenders ( the “RCM Credit Agreement”). The RCM Credit Agreement provides for the issuance of notes with an aggregate principal amount of $6.5 million ($8.5 million CAD) for a term of three years at an interest rate of 12% per annum payable on a monthly basis. Security is provided by a first charge on all material assets of U.S. Silver and its subsidiaries.

As at March 31, 2016, the Company had drawn $6.5 million on the above facility and amended the terms by extending its maturity from August 2016 to December 2017. Beginning January 2017, the notes will be redeemed in monthly increments of $0.5 million CAD, with the balance due and payable on maturity.

In connection with the RCM Credit Agreement, the Company issued 10,625,000 U.S. Silver warrants ( or 17,850,000 Americas Silver equivalent warrants) upon execution to RCM where each warrant is exercisable for one U.S. Silver common share at an exercise price of $0.68 CAD ( or for one Americas Silver common share at an exercise price of $0.40 CAD) for a period of five years. The Company amended the terms of the warrants by extending the expiry date from August 7, 2018 to August 7, 2020 and lowering the exercise price from $0.40 CAD to $0.28 CAD effective June 30, 2015, and from $0.28 CAD to $0.10 CAD effective February 11, 2016 (see share capital note 11).

A financing cost is payable to RCM on July 31, 2020 in the amount of $1.6 million ($2.1 million CAD) less the amount which the aggregate share value of shares acquired by RCM upon exercise of the warrants exceeds the exercise price of the warrants. As at March 31, 2016, the fair value of the financing cost payable was estimated to be nil (December 31, 2015: nil).

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a lender ( the “Subordinated Facility”) for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. Security is provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries behind the existing first charge RCM Credit Agreement. Beginning on the sixth month following the date of issue, the notes issued under the Subordinated Facility will be redeemed in monthly increments of $75,000 including the monthly interest payments, with the balance due and payable on maturity. The principal portion of such payments may also be payable in common shares of the Company in certain circumstances. In connection with the closing of the Subordinated Facility, the Company issued 3,693,333 warrants to the lender where each warrant is exercisable for one common share at an exercise price of $0.25 CAD for a period of three years. The Company amended the terms of the warrants by lowering the exercise price from $0.25 CAD to $0.10 CAD effective as of February 11, 2016 (see share capital note 11).

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. Security is provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries, equal to that of the existing Subordinated Facility, behind the existing first charge RCM Credit Agreement. In connection with the closing of the New Credit Facility, the Company issued 30,000,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of $0.10 CAD for a period of three years.

The above credit facilities may be pre-paid at any time during their term, subject to repayment fees. As at March 31, 2016, the fair value of early repayment options is nil (December 31, 2015: nil).

8 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The carrying value of credit facilities and classification are broken down as follows:

	March 31,	December 31,
	2016	2015

Credit facilities	$10,445	$7,141
Deferred discount from warrants issued	(687)	-
Deferred transaction costs	(535)	-
	$9,223	$7,141

Current portion of credit facilities	$3,833	$1,000
Non-current portion of credit facilities	5,390	6,141
	$9,223	$7,141

11.	Share capital

a.	Authorized

Authorized share capital consists of an unlimited number of common shares.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of $0.18 CAD per unit for total gross proceeds of $1.5 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $0.25 CAD for a period of three years. As part of the private placement, 140,000 common shares and 350,000 common share purchase warrants were issued to the Company’s broker where each broker warrant is exercisable for one common share at an exercise price of $0.18 CAD for a period of three years.

	March 31,	December 31,
	2016	2015

Issued
349,475,205 (2015: 347,225,205) common shares	$181,420	$181,133

b.	Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

9 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

A summary of changes in the Company’s outstanding stock options is presented below:

		March 31,		December 31,
		2016		2015
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	18,191	$0.79	22,672	$1.03
Granted	9,500	0.17	6,250	0.20
Expired	(701)	0.73	(10,731)	0.95
Balance, end of period	26,990	$0.57	18,191	$0.79

There were no options exercised during the three-month period ended March 31, 2016 and during the year ended December 31, 2015.

The following table summarizes information on stock options outstanding and exercisable as at March 31, 2016:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

0.10 to 0.39	2.12	19,350	$0.21	11,067	$0.23
0.40 to 0.89	1.94	1,207	0.47	1,207	0.47
0.90 to 1.39	0.86	3,840	1.32	3,840	1.32
1.40 to 1.89	0.49	748	1.73	748	1.73
1.90 to 2.39	0.39	1,019	2.24	1,019	2.24
2.40 to 2.89	0.28	704	2.69	704	2.69
2.90 to 3.39	0.44	122	3.01	122	3.01
		26,990	$0.57	18,707	$0.75

c.	Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the three-month period ended March 31, 2016 was $0.09 (2015: $0.10) .

10 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2016	2015

Expected stock price volatility (1)	83%	78%
Risk free interest rate	0.47%	0.39%
Expected life	3 years	3 years
Expected forfeiture rate	4.98%	4.74%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$19	$24
Share-based payments included in general and administrative expenses	254	243
Total share-based payments	$273	$267

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.	Warrants

The warrants that are issued and outstanding as at March 31, 2016 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
30,000,000	0.10	Feb 2016	Feb 11, 2019
3,693,333	0.10	Nov 2015	Nov 10, 2018
350,000	0.13	Aug 2015	Aug 26, 2018
2,777,778	0.10	Aug 2015	Aug 26, 2018
2,736,000	0.25	Aug 2015	Aug 26, 2018
5,346,639	0.13	May 2015	May 27, 2018
6,110,444	0.23	Dec 2014	Dec 22, 2017
15,600,000	0.10	Aug 2013	Aug 7, 2020
8,094,517	0.45	Aug 2013	Aug 22, 2016
880,320	0.38	Aug 2013	Aug 22, 2016
75,589,031

The warrants issued prior to fiscal 2015 represent 18,265,048 warrants previously issued by U.S. Silver and are now exercisable for warrants of the Company under the 1.68 exchange ratio as a result of the merger between U.S. Silver and the Company.

The Company amended the exercise price of 24,321,111 warrants to $0.10 CAD and 5,809,493 warrants to $0.13 CAD in connection to closing the New Credit Facility with all other terms remaining unchanged.

11 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

e.	Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at March 31, 2016, 4,558,431 (December 31, 2015: 5,782,014) restricted share units are outstanding at an aggregate value of $0.6 million (December 31, 2015: $0.5 million).

12.	Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2016	2015

Basic weighted average number of shares	347,694,985	336,057,650
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	347,694,985	336,057,650

Diluted weighted average number of common shares for the three-month period ended March 31, 2016 excludes 26,989,958 anti-dilutive stock options (2015: 28,321,365) and 75,589,031 anti-dilutive warrants (2015: 38,757,377).

13.	Corporate general and administrative expenses

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2016	2015

Salaries and benefits	$450	$650
Directors’ fees	61	76
Share-based payments	405	295
Professional fees	58	224
Office and general	264	475
	$1,238	$1,720

14.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three-month period ended March 31, 2016 was 26.5% and for the year ended December 31, 2015 was 26.5% .

12 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	March 31,	December 31,
	2016	2015

Property, plant and equipment	$1,059	$1,116
Other	-	-
Total deferred tax liabilities	1,059	1,116

Tax losses	-	-
Other	424	492
Total deferred tax assets	424	492
Net deferred tax liabilities	$635	$624

15.	Financial risk management

a.	Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)	Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate shipped at the time of shipment or one month following the time of shipment.

As of March 31, 2016, the Company’s exposure to credit risk with respect to trade receivables amounts to $4.2 million (December 31, 2015: $2.4 million). The Company believes credit risk for Mexican Value Added Taxes of $1.6 million (December 31, 2015: $1.8 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at March 31, 2016 and December 31, 2015.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

13 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	March 31, 2016
	Less than	3 months		Over 5
	3 months	to 1 year	2-5 years	years

Trade and other payables	$8,223	$395	$-	$-
Credit facilities	173	4,882	5,390	-
Interest on credit facilities	302	797	357	-
Leases	96	279	393	-
Other long-term liabilities	-	-	241	707
	$8,794	$6,353	$6,381	$707

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at March 31, 2016, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at March 31, 2016
	CAD	MXP

Cash and cash equivalents	$60	$388
Trade and other receivables	33	1,690
Trade and other payables	1,065	2,170
Credit facility	6,545	-

As at March 31, 2016, the CAD/USD and MXP/USD exchange rates were 1.30 and 17.24, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates as at March 31, 2016 is included in the following table:

	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$183	$349
Other comprehensive loss	(18)	72

14 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at March 31, 2016, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.4 million. The Company does not use derivatives to manage its exposure to price risk.

b.	Fair values

The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•

Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•	Investment in Scorpio Gold: The investment in Scorpio Gold Corporation shares have been marked to market based on the trading price as at March 31, 2016.
•

Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

•

Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable. Embedded derivatives in the form of prepayment options and financing cost payable exist in the Company’s outstanding credit facilities (see credit facilities note 10).

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

15 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

	March 31,	December 31,
	2016	2015

Level 1
Cash and cash equivalents	$2,835	$1,319
Restricted cash	151	151
Investment in Scorpio Gold	520	466
Long-term investments	8	11

Level 2
Trade and other receivables	6,026	4,529
Credit facilities	9,223	7,141

16.	Segmented and geographic information, and major customers

a.	Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.	Geographic information

All revenues from sale of concentrates for the three-month periods ended March 31, 2016 and 2015 were earned in Mexico and the United States.

The following segmented information is presented as at March 31, 2016 and December 31, 2015, and for the three-month periods ended March 31, 2016 and 2015.

	As at March 31, 2016				As at December 31, 2015
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total

Cash and cash equivalents	$1,049	$843	$943	$2,835	$1,009	$121	$189	$1,319
Trade and other receivables	2,833	3,160	33	6,026	1,807	2,688	34	4,529
Inventories	4,822	3,107	-	7,929	5,620	3,170	-	8,790
Prepaid expenses	84	279	215	578	70	462	205	737
Investment in Scorpio Gold	-	-	520	520	-	-	466	466
Restricted cash	-	151	-	151	-	151	-	151
Long-term investments	-	-	8	8	-	-	11	11
Property, plant and equipment	41,662	38,469	84	80,215	42,413	38,378	84	80,875
Total assets	$50,450	$46,009	$1,803	$98,262	$50,919	$44,970	$989	$96,878

Trade and other payables	$3,348	$4,011	$1,259	$8,618	$4,031	$4,337	$990	$9,358
Income tax payable	-	-	19	19	-	-	-	-
Other long-term liabilities	-	515	433	948	-	511	541	1,052
Credit facilities	-	-	9,223	9,223	-	-	7,141	7,141
Post-employment benefit obligations	-	9,436	-	9,436	-	9,290	-	9,290
Decommissioning provision	2,062	2,687	-	4,749	2,034	2,534	-	4,568
Deferred tax liabilities	635	-	-	635	624	-	-	624
Total liabilities	$6,045	$16,649	$10,934	$33,628	$6,689	$16,672	$8,672	$32,033

16 | P a g e

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

	Three-month period ended March 31, 2016					Three-month period ended March 31, 2015
	Mexican	U.S.		Corporate		Mexican	U.S.		Corporate
	Operations	Operations		and Other	Total	Operations	Operations		and Other	Total

Revenue	$6,818 $	8,084 $		-	$14,902	$6,854	$7,061 $		-	$13,915
Cost of sales	(4,964)	(7,130)		-	(12,094)	(6,030)	(6,975)		-	(13,005)
Depletion and amortization	(866)	(976)		(5)	(1,847)	(1,539)	(1,169)		(6)	(2,714)
Care, maintenance and restructuring costs	(354)	(116)		(99)	(569)	(1,182)	(41)		-	(1,223)
Corporate general and administrative	-	-		(1,238)	(1,238)	-	-		(1,720)	(1,720)
Exploration costs	(257)	(118)		-	(375)	(244)	(76)		-	(320)
Accretion on decommissioning provision	(27)	(12)		-	(39)	(28)	(12)		-	(40)
Interest and financing income (expense)	4	-		(464)	(460)	4	-		(578)	(574)
Foreign exchange gain (loss)	203	-		(19)	184	(368)	-		299	(69)
Loss on derivative liability	-	-		-	-	(126)	-		-	(126)
Loss on mining concession sales	-	-		-	-	(291)	-		-	(291)
Loss on investment in Scorpio Gold	-	-		(132)	(132)	-	-		-	-
Income (loss) before income taxes	557	(268)		(1,957)	(1,668)	(2,950)	(1,212)		(2,005)	(6,167)
Income tax recovery (expense)	(11)	-		-	(11)	-	268		-	268
Net income (loss) for the period	$546 $	(268	) $	(1,957)	$(1,679)	$(2,950)	$(944	) $	(2,005)	$(5,899)

c.	Major customers

The Company sold concentrates to three customers during the three-month periods ended March 31, 2016 (2015: four customers), with each customer accounting for 54%, 38%, and 8% ( 2015:36%, 32%, 19%, and 13%) of revenues, respectively.

17.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.4 million (MXP 196.8 million), of which $4.9 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.5 million ( MXP 94.6 million) of theiroriginal reassessment. The remaining $5.9 million (MXP 102.2 million) consists of $4.9 million (MXP 84.4 million) related to transactions with certain suppliers and $1.0 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.9 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the condensed interim consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. There has been no change in status of the tax assessment since December 31, 2013, as the Company waits for it to be addressed by the tax authorities.

17 | P a g e